================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               pcOrder.com, Inc.
                           (Name of Subject Company)

                               pcOrder.com, Inc.
                       (Name of Person Filing Statement)

                Class A Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  70453H 10 7
                     (CUSIP Number of Class of Securities)

                               Richard Friedman
                 Vice President, General Counsel and Secretary
                               pcOrder.com, Inc.
                            5001 Plaza on the Lake
                              Austin, Texas 78746
                                (512) 684-1456

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

 Copies to Counsel for the Special Committee of the Board of pcOrder.com, Inc.
                              Henry Lesser, Esq.
                       Gray Cary Ware & Friedenrich LLP
                              400 Hamilton Avenue
                       Palo Alto, California 94301-1825
                                (650) 833-2425

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Preliminary communication filed as part of this Schedule.

1. Press Release, dated November 1, 2000, reporting the filing of five lawsuits.


                                     # # #